SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                                               FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                         Attiki Gas Supply Company S.A.
                       (Name of foreign utility company)

                                  Cinergy Corp.
  (Name of filing company, if filed on behalf of a foreign utility company)



The Commission is requested to mail copies of all communications relating to this Notification to:



David L. Wozny                                          George Dwight II
Vice President                                          Senior Counsel
Cinergy Global Resources, Inc.                          Cinergy Corp.
139 East Fourth Street                                  139 East Fourth Street
Cincinnati, Ohio  45202                                 25 AT2
                                                        Cincinnati, Ohio 45202




           Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Attiki Gas Supply Company S.A., a company organized under the laws of Greece, that Attiki Gas Supply Company S.A. is, and claims status as, a foreign utility company within the meaning of Section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

         The name of the company on whose behalf foreign utility company status is claimed is Attiki Gas Supply Company S.A. ("Attiki Gas"), a company incorporated in Greece and whose business address is 2 Orfeos and Perspefonis Street, 118 54 Athens Greece.

         Attiki Gas distributes, supplies and sells natural gas to smaller gas consumers (being consumers using less than 100 GWs per annum) located within the Attiki region of Greece, which includes the greater Athens area. The region's current gas distribution system serves approximately 8,000 customers. Attiki Gas will develop and expand the system and is committed to construct 2,000 kilometres of new network within the region within its first seven years of operation.

         Attiki Gas has an authorized share capital of Greek Drachma 118,224,490,000 of which 11,822,449 shares, with a par value per share of Greek Drachma 10,000, are issued and fully paid up. Attiki Gas Distribution Company S.A., a company incorporated in Greece, owns 6,029,449 ordinary shares of the shares in issue, representing 51% of the share capital of Attiki Gas. The remaining 49% of Attiki Gas is held, through its shareholding of 5,793,000 ordinary shares, by Attiki Denmark ApS ("Attiki Denmark"), a company incorporated in Denmark.

         Cinergy's interest in Attiki Gas arises through its shareholding in Attiki Denmark. CGP Global Greece Holdings S.A, a company incorporated in Greece and an indirect wholly-owned subsidiary of Cinergy, is the legal and beneficial owner of 64,586,074 ordinary shares in Attiki Denmark (i.e. 51% of the issued share capital of Attiki Denmark). Cinergy Global Power, Inc., a company incorporated in the United States of America and an indirect wholly-owned subsidiary of Cinergy, is the legal and beneficial owner of 11,397,542 ordinary shares in Attiki Denmark (i.e. 9% of the issued share capital of Attiki Denmark)1. Shell Gas B.V., a company incorporated in the Netherlands, is the legal and beneficial owner of 50,655,744 ordinary shares in Attiki Denmark, representing the remaining 40% of the issued share capital of Attiki Denmark.

         Save for those persons referred to above, Cinergy is not aware of any other person(s) holding directly or indirectly five percent (5%) or more of any class of voting securities of Attiki Gas.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

         The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Attiki Gas: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg") and Miami Power Corporation ("Miami"). Union, Lawrenceburg and Miami are all direct wholly-owned subsidiaries of CG&E.

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Attiki Gas, nor is any such investment or contractual relationship contemplated.



                                    SIGNATURE

         The undersigned company has duly caused this notification to be signed on its behalf by the undersigned duly authorized officer, as of the date indicated below.

                                            CINERGY CORP.


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Acting Treasurer

Dated:   January ___, 2002

--------
1 Cinergy Global Power, Inc. anticipates that in the near future the Agricultural Bank of Greece will acquire its 9% shareholding interest in Attiki Denmark.